SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02045317

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL 0 3 2002
WASH. D.C.
155
SECTION

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: June 28 , 2002

By ____________________
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary


TRIANT

Annual Report 2001



TRIANT Technologies Inc.

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed ModelWare®/RT, a complete equipment health monitoring and advanced fault detection software solution. Leading companies, including AMD, Motorola and Samsung, are using ModelWare/RT to improve their competitive advantage in manufacturing silicon chips.

Our core technology is UPM™ (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of ModelWare/RT, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

Contents

Corporate Profile
Highlights
Letter to Shareholders
Management's Discussion and Analysis
Consolidated Financial Statements
Corporate Directory
Other Information

HIGHLIGHTS


4.2
2.0
1.4
99
00
01
Revenue
($ in millions)

Achievements in 2001

- Revenue growth by 109% to $ 4.2 million compared to 2000, despite semiconductor industry downturn in 2001 – entered 2002 with deferred revenue and backlog totaling $1.4 million.
- Received a breakthrough order from one of Japan's leading semiconductor manufacturers for ModelWare/RT. The Japanese market represents around 30% of the world-wide sales of semiconductors.
- Accelerated product development through key employee hires with semiconductor industry expertise and use of outsourcing to shorten time-to-market of next-generation products.
- Hosted first ModelWare/RT Users Group.
- Maintained financial strength through strong cash position of $17 million and no long-term debt.
- Well-positioned to take advantage of forecasted semiconductor industry turnaround.
- Expanded and strengthened the senior management team with the appointment of Robert Heath as Chairman and Chief Executive Officer.
- Achieved Toronto Stock Exchange listing under the symbol "TNT".

LETTER TO SHAREHOLDERS

Although the semiconductor markets suffered through a severe downturn in 2001 and many suppliers to the industry experienced alarming reductions in revenue, Triant successfully met or exceeded its key operating objectives and positioned itself for continued growth in 2002 and beyond. These objectives included more than doubling revenue, further penetrating and expanding the customer base, enhancing our products and services, and exploring opportunities in new vertical markets. Triant's focus remained on building a highly successful business in the semiconductor industry while simultaneously nurturing a new business initiative in personality profiling.

As anticipated, the net loss widened for the year as the Company is still in an investment phase, whereby its operations are cash flow negative. After continuing to invest in research and development, capital equipment, intellectual capital and sales and marketing, we still remained financially strong with cash and other short-term investments of approximately $17 million at year-end. The net loss for the year was $4,463,238, or $0.11 loss per share, compared to a net loss of $1,995,938, or $0.06 loss per share, for 2000.

Strong revenue growth in Fiscal 2001

Our revenue for 2001 increased by more than 100 percent, compared to 2000, to more than $4.2 million and we entered 2002 with deferred revenue and backlog totaling $1.4 million. Subsequent to year-end, the Company experienced strong demand for its products even though the semiconductor industry is still in recovery mode.

The semiconductor industry's appetite for APC (Advanced Process Control) software is increasing and is being driven by the need for chip manufacturers to continue to improve fab productivity and reduce manufacturing costs as well as the demand for semiconductor chips that are smaller in size, consume less power and can operate at higher frequencies.

Triant's 2001 semiconductor revenue was derived from installations in 200mm fabs. Looking ahead, the use of APC will likely become a standard manufacturing practice in the new 300mm fabs. With the larger 300mm market window opening, Triant decided to accelerate its research and development spending in order to maintain the Company's market leadership standing and position itself for the substantial market that we believe will materialize with the migration to 300mm fabrication plants.

Our Goal

Triant's long-term goal is to be the market leader in advanced fault detection and sophisticated data analysis servicing many industries. We plan to achieve this goal through a business model centered on our core technology and intellectual property, using a combination of product sales, original equipment manufacture (OEM) licensing, professional services, and web-based delivery of data analysis and reporting services.

The Company plans to dedicate most of its resources to the semiconductor industry in the short-term until it is profitable and then invest more aggressively in other industries as the Company's financial strength increases.

Building on Our Technology – UPM

Triant's core technology is UPM (Universal Process Modeling), a unique and proprietary multivariate modeling and analysis algorithm developed by Triant for equipment health monitoring and advanced fault detection. UPM is at the heart of ModelWare/RT, Triant's APC software solution for the semiconductor industry.

As its name suggests, UPM is universal in the sense that it is capable of modeling any correlated data set and predicting an outcome by referring to a reference library of example data. UPM is key to our strategy of developing additional products and services around our core technology.

Our Growth Strategy

Triant is currently well positioned to experience growth within the semiconductor industry. The Company's growth is closely tied to the growing adoption of APC technology in the fabs, which will be driven by the needs for increased automation, initially in 200mm fabs but then more importantly in 300mm fabs, to facilitate an increase in fab productivity and a decrease in manufacturing costs.

Following Triant's success in the semiconductor industry, the Company will pursue a further growth strategy to build a successful business around our products in other industries where large market opportunities exist.

In order to achieve long-term growth with a diversified revenue base and global distribution network, without having to build a global infrastructure, Triant will continue to form strategic alliances and partnerships with leading companies. These relationships will be, for example, in the form of product distribution agreements, OEM licensing and value-added reseller (VAR) agreements, and third-party product development and marketing agreements.

Target Market – Semiconductor Industry

Of the more than 1,000 existing fabs worldwide, we estimate that there are approximately 300 fabs that could benefit from the deployment of Triant's ModelWare/RT. We estimate that, on average, each fab represents a US$1-2 million opportunity for our solution that yields a market opportunity in existing fabs of between US$300-600 million. In addition, we believe there is significant opportunity in new fabs that are either planned or under construction.

Based on this existing 200mm market and the anticipated 300mm market opportunity we believe there is significant potential for ModelWare/RT in the semiconductor industry. Our goal in the semiconductor industry is to dominate the APC segment of the industry with the market-leading equipment health monitoring and advanced fault detection solution.

The economics driving the growth of the semiconductor industry are the demands of consumers for electronic devices of every sort at lower and lower retail price points. Wafer (chip) fabrication plants, known as "fabs," are facilities, which typically require an investment of US$2 billion or more. Accordingly, semiconductor manufacturers are seeking increased equipment productivity and reduced costs in the chip manufacturing process.

According to the Semiconductor Industry Association (SIA), the productivity of equipment in a typical fab is only 50-60 percent. The SIA's goal for the industry is to increase equipment productivity to 80 percent by 2011. We believe that ModelWare/RT, which has been specifically designed to increase equipment productivity, will play a key role in helping the semiconductor industry to achieve their equipment productivity goals.

Our customers include AMD, Cypress, Honeywell, LSI Logic, Mitsubishi, Motorola, Samsung, Seagate and other global semiconductor manufacturers. We also have a VAR agreement with Applied Materials, the world's largest supplier of semiconductor equipment and services, who is also a strategic investor in Triant.

In order to access this key market, Triant has established a global network of distribution partners to support the sales, installation and support of our products. In Europe we use Metron Technology and in Japan we use Innotech Corporation – both the largest distributors in their respective regions. In the Asia-Pacific region, we use Master Solutions Inc. for Korea, Lim Chemical for Taiwan, and Ellipsiz Pte Ltd for Singapore and Malaysia. Triant handles the US semiconductor market directly.

With ModelWare/RT, our customers in the semiconductor industry can improve the productivity of their equipment used to manufacture chips. We believe Triant is in an excellent position to capitalize on this emerging opportunity given the industry's need to improve equipment productivity, our field-proven solution, our blue-chip customers and global distribution relationships (including our VAR relationship with Applied Materials), and our financial strength.

Unlike the start of 2001, which had seen the semiconductor industry enter a severe downturn, there is more optimism at the onset of 2002. Triant continues to see some negative effect on its business due to the slowdown that occurred in 2001, but believes that the combined effect of increased demand for APC software solution as ModelWare/RT and a forecasted turnaround in the semiconductor industry in the last half of 2002 should boost the demand for its products.

Migrating Our Technology Into New Vertical Markets

While our current focus is on the semiconductor industry, there are many other markets and industries where our technology can be used. We have begun to pursue significant long-term opportunities for our products and technology in other vertical markets. Our strategy in these other markets is primarily based on an OEM model. In this model an OEM may license, for instance, our UPM technology, and incorporate our technology into their products and services.

Within Triant's Psychometrics Group (formerly the Human Factors Group) we have successfully proven the feasibility of applying our UPM modeling technology to prison offender risk classification and we are in the early stages of commercializing this technology.

This division will focus on the application of UPM and also SF-1 (Stimulus Field-1), Triant's unique psychometric test instrument, to measure and classify human characteristics in order to facilitate making better decisions. SF-1 relies on the unique features of UPM to turn the raw results of the SF-1 test into useful information for measuring human personality. Our UPM and SF-1 technologies provide Triant with a significant competitive edge in delivering solutions in this market and we have a small team of highly qualified and dedicated staff developing these solutions.

We believe there are potentially large opportunities for our products and services in this market. Some of these opportunities include:

Vocational and career planning
Educational assessment
Offender risk classification
Insurance actuaries
Targeted marketing

Outlook

Our outlook for 2002 is positive. We believe that the demand for APC products is increasing and that Triant continues to have a solid market opportunity. We think 2002 is going to be a year of building on our considerable installed base with our key customers. We have a number of key customers in the world that are the leaders in chip making. With more than 1,000 licenses installed, we now have a significant base to demonstrate the potential productivity increases and the return on investment. This data will be instrumental in follow on orders as well as proving our case to new customers.

We believe the industry is moving toward "plug and play" solutions, where customers have the choice of what APC components to deploy. This move will facilitate customers deploying "best of breed" APC solutions and Triant's goal is to be the "best of breed" equipment health monitoring and advanced fault detection solution for the semiconductor industry. In due course, Triant will assess all strategic alternatives to accelerate the time-to-market of next generation products, including outsourcing and acquisitions to broaden its product offering.

We will continue to build our semiconductor business and use our financial strength to accelerate the development of new and improved products as well as to establish a sales organization in the US. We have accomplished the first phase of establishing a "center of excellence" in the US to help our customer's solve their tough manufacturing problems, thereby creating enhanced customer pull for our products and technology. We have hired several semiconductor industry specialists who will be able to enhance our modeling consulting capabilities through our Professional Services Group; this should be a major area for revenue growth in the coming years.

In Closing

We achieved a significant corporate goal in December 2001 with a listing on the Toronto Stock Exchange, which will better support our efforts to increase the profile of the company in the financial markets. This listing should facilitate a greater opportunity for investment in the company by Canadian institutional investors and is also an important step in the company's maturity.

We wish to thank our distribution partners and customers for all their hard work in making this an exciting year for Triant. We also wish to thank all our employees for their extraordinary efforts during this past year. Without our skilled and dedicated team of employees none of our achievements would have been possible.

With continued support from our customers, shareholders, employees, business partners, and our Board of Directors, we remain committed to building Triant into a highly successful and profitable company.

R. Heath

Robert Heath

Chairman and Chief Executive Officer

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company included elsewhere herein. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which in the case of those financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in Note 12 to the Consolidated Financial Statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

General

The nature of operations is outlined within Note 1 to the Consolidated Financial Statements of the Company. The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in US dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in US dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in operations.

The principal product of the Company, ModelWare/RT, is priced and sold only in US dollars due to the adoption of a common software industry practice of billing worldwide customers in US dollars. This policy of invoicing in US dollars introduces a price risk from exposure to fluctuations in foreign exchange rates, which the Company believes will not have a material adverse impact for the foreseeable future. Any increase in the relative value of the US dollar to the Canadian dollar results in increased revenue and income to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the US dollar to the Canadian dollar would decrease sales revenue and would impact the net income of the Company. For example, if the relative value of the US dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the year ended December 31, 2001, then revenue would have increased (decreased) by approximately 0.9% or $36,400, costs and expenses would have increased (decreased) by approximately 0.2% or $23,100 and loss from operations and net loss would have decreased (increased) by $13,300. The Company does not hedge foreign currency transactions nor funds denominated in US dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short-term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company. The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies. Actual results may differ from those estimates.

Research and development costs

Research costs are expensed when incurred. Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at December 31, 2001 and 2000.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company's agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company's software products. Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware. For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort. The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.

Revenue related to maintenance agreements for supporting and maintaining the Company's products is recognized ratably over the term of the agreement, generally one year.

Operating Results

Revenue for the year ended December 31, 2001 was $4,240,355 compared to $2,027,262 in 2000 and $1,354,657 in 1999. The 109% increase in revenue in 2001 compared to 2000 was attributable to wider deployment of ModelWare/RT within existing customers and new deployments with new customers. The 50% increase in revenue in 2000 compared to 1999 was attributable to wider deployment of ModelWare/RT within existing customers and higher revenue from legacy products. During 2001, the Company continued to pursue ModelWare/RT licensing opportunities, through its distribution channels and directly, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. As a result of these efforts, the Company received $3.8 million in new orders and entered 2002 with a backlog of $1.4 million.

Cost of revenue for the year ended December 31, 2001 was $1,519,254 compared to $726,496 in 2000 and $463,536 in 1999. Gross margin and gross margin percentage for the year ended December 31, 2001 were $2,721,101 and 64%, respectively, compared to $1,300,766 and 64%, respectively, in 2000 and $891,121 and 66%, respectively, in 1999. The increased cost of revenue and gross margin in 2001 compared to 2000 were attributable to increased revenue. The increased cost of revenue and gross margin and decreased gross margin percentage in 2000 compared to 1999 were attributable to increased revenue and a lower relative gross margin on sales of a hardware-based legacy product. Cost of revenue for these years included commissions and fees, contract services, salaries and benefits, travel and other costs directly associated with revenue. The Company incurred variable costs related to revenue earned from the sales, installation, and support of software licenses and related services, as well as legacy products and services. Cost of revenue and gross margin are expected to increase over time in line with higher revenue and the gross margin percentage is expected to increase and then stabilize over time as a percentage of revenue.

Operating expenses for the year ended December 31, 2001 were $8,172,016 compared to $3,894,493 in 2000 and $1,785,773 in 1999. The 110% increase in expenses was attributable to increased research and development expenses and selling, general and administrative expenses, primarily for outsourcing of certain contract software development services and further expansion in technical development, technical operations, sales and marketing, and new business development staff to provide additional resources for current and anticipated growth in business opportunities in the semiconductor and other industries. The 118% increase in expenses in 2000 compared to 1999 was also attributable to increased research and development expenses and selling, general and administrative expenses, primarily for expansion in technical development, technical operations, sales and marketing, and new business development staff.

Research and development expenses for the year ended December 31, 2001 were $4,876,154 compared to $1,646,542 in 2000 and $732,097 in 1999. The 196% increase in research and development expenses in 2001 compared to 2000 was attributable to significant outsourcing of certain contract software development services and increased technical staff focused on further technology improvements and applications development for ModelWare/RT, further development of an OEM version of ModelWare/RT, and further research and development initiatives for other industries. The 125% increase in research and development expenses in 2000 compared to 1999 was attributable to increased technical staff focused on technology improvements and applications development for ModelWare/RT, development of an OEM version of ModelWare/RT, and new research and development initiatives for other industries. Research and development expenses represented the largest expense category for the Company in 2001 and the second largest expense category in 2000 and 1999 as the Company continued to invest in core product development activities necessary for developing, enhancing, maintaining, and supporting the capabilities of its products and technical operations. Research and development expenses included salaries and benefits, contract services, travel, facilities, amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain research and development activities (including contract services and travel) and relatively fixed costs in the short-term to its other research and development activities. Research and development expenditures are expected to increase over time due to the growth of the Company, and are expected to stabilize over time as a percentage of revenue. With continuing technological change and competitive pressures characterizing the markets for the Company's products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the year ended December 31, 2001 were $3,295,862 compared to $2,247,951 in 2000 and $1,056,454 in 1999. The 47% increase in selling, general and administrative expenses in 2001 compared to 2000 was attributable to the increased investment in market development activities to deepen the penetration of ModelWare/RT in the semiconductor industry and to develop the opportunities for the Company's core technology in other industries, as well as costs related to the Toronto Stock Exchange listing of the Company on December 21, 2001. The 113% increase in selling, general and administrative expenses in 2000 compared to 1999 was attributable to company expansion through key hires in sales and marketing and new business development, expanded market development efforts in the semiconductor industry and new market development initiatives for other industries. Selling, general and administrative expenses represented the second largest expense category in 2001 and the largest expense category for the Company in 2000 and 1999 as the Company continued to invest in core sales and market development activities necessary to achieve its goal of providing customers with "best-of-breed" solutions for equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Selling, general and administrative expenses included salaries and benefits, contract services, professional fees, product and corporate communications, tradeshows, conferences, travel, facilities, amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain selling, general and administrative activities (including contract services, professional fees, product and corporate communications, tradeshows, conferences and travel) and relatively fixed costs in the short-term related to its other selling, general and administrative activities. Selling, general and administrative expenditures are expected to increase over time due to the growth of the Company, and are expected to stabilize over time as a percentage of revenue.

Net loss for the year ended December 31, 2001 was $4,463,238 compared to $1,995,938 in 2000 and $987,287 in 1999. The 124% increase in net loss in 2001 compared to 2000 reflected a combination of increased revenue and interest and other income with a greater increase in research and development and selling, general and administrative expenses. The wider net loss for the year reflects the Company's continued investment in aggressively increasing product development and marketing efforts in order to accelerate its product and market development plans, as well as the impact of the global economic slowdown in 2001. The 102% increase in net loss in 2000 compared to 1999 reflected a combination of increased revenue, gross margin and interest and other income with a greater increase in research and development and selling, general and administrative expenses as the Company invested in product and market development activities towards its goal of being the market leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Loss per share for the year ended December 31, 2001 was $0.11 compared to $0.06 in 2000 and $0.05 in 1999. The 83% increase in loss per share in 2001 compared to 2000 resulted from a combination of increased net loss and increased weighted average number of shares outstanding. The 20% increase in loss per share in 2000 compared to 1999 resulted from a combination of increased net loss and increased weighted average number of shares outstanding.

In order to conform Canadian GAAP to US GAAP, loss from operations and net loss would be decreased by $nil, $17,560 and $72,035 for each of the years ended December 31, 2001, 2000 and 1999, respectively, for accretion of interest on convertible debentures which is not recorded under US GAAP; and would be increased by $21,062, $17,991 and $10,475 for each of the years ended December 31, 2001, 2000 and 1999, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under US GAAP as an expense in the period incurred. As a result of these adjustments, loss from operations under US GAAP would have been $5,471,977, $2,611,718 and $905,127 for each of the years ended December 31, 2001, 2000 and 1999, respectively, and net loss under US GAAP would have been $4,484,300, $1,996,369 and $925,727 for each of the years ended December 31, 2001, 2000 and 1999, respectively, and basic and diluted loss per share under US GAAP would have been $0.11, $0.06 and $0.05 for each of the years ended December 31, 2001, 2000 and 1999, respectively.

Recent US GAAP Accounting Pronouncements include the following:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS No. 133 in the third quarter of the year ended December 31, 2000 in accordance with SFAS No. 137 which delayed the required implementation of SFAS No. 133 for one year. The adoption of this pronouncement has not had a material effect on the Company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS No. 141 will have a significant impact on its financial statements.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS No. 142 on its financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are required to be adopted by the Company at the beginning of fiscal 2002. The Company has not determined the impact, if any, the adoption of this statement will have on its financial position or results of operations.

Liquidity and Capital Resources

At December 31, 2001, cash and cash equivalents and short-term investments were $16,897,195 compared to $20,743,115 at December 31, 2000; working capital was $15,586,112 compared to $19,701,089 at December 31, 2000; assets were $17,639,804 compared to $21,876,546 at December 31, 2000; and shareholders' equity was $15,998,835 compared to $20,388,073 at December 31, 2000.

During the year ended December 31, 2001, the Company had a net decrease in cash and cash equivalents and short-term investments of $3,845,920 compared to a net increase of $18,666,239 in 2000 and a net increase of $1,915,003 in 1999. In 2001, cash from financing activities of $74,000 for stock option and share purchase warrant exercises was less than cash used in operating activities of $3,788,926 and cash used in investing activities of $275,676 for capital assets. In 2000, cash from financing activities of $19,981,904 exceeded cash used in operating activities of $1,075,340 and cash used in investing activity of $240,325 for capital assets. In 1999, cash from financing activities of $3,071,842 exceeded cash used in operations of $1,110,630 and cash used in investing activity of $46,209 for capital assets.

During the years ended December 31, 2001, 2000 and 1999, the distribution of securities has been a source of net cash for the Company for financing activities of $74,000, $19,981,904 and $3,071,842, respectively.

In 2001, the Company issued common shares pursuant to share purchase warrant exercises and stock option exercises that resulted in financing activities of $74,000.

In 2000, the Company completed a distribution of common shares and compensation warrants pursuant to a special warrant financing for net proceeds of $13,833,380, a distribution of common shares and common share purchase warrants pursuant to its Employee Share Purchase Plan (ESOP) for proceeds of $21,250, a distribution of common shares pursuant to the conversion of debentures with a total face value of $775,000 and a distribution of common shares having a fair value of $450,000 pursuant to the acquisition of technology. These distributions, together with changes in share subscriptions balances under the ESOP, share purchase warrant exercises and stock option exercises, resulted in financing activities of $19,981,904 in 2000.

In 1999, the Company completed distributions of common shares and common share purchase warrants pursuant to four private placements for net proceeds of $2,869,803 in total and also pursuant to its ESOP for proceeds of $158,155. These distributions, together with changes in share subscriptions balances under the ESOP, share purchase warrant exercises and stock option exercises, resulted in financing activities of $3,071,842 in 1999.

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures. There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company. If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

The aggregate minimum future payments under operating leases and payments under contract software development services for the year ending December 31, 2002 is $751,000.

Summary

The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers "best-of-breed" solutions. The Company firmly believes that for it to be a market-leader in the semiconductor industry and compete with other larger companies, it had to increase its level of investment in research and development and market development activities for 2001 compared to prior years.

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further penetrate its existing customers in the semiconductor industry and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully transition from a research and development-driven company to a market-driven company by using its financial strength for its research and development and market development activities.

Robert Heath
Chairman and Chief Executive Officer

Mark A. Stephens
Chief Financial Officer and Corporate Secretary

CONSOLIDATED FINANCIAL STATEMENTS



MANAGEMENT'S REPORT

MANAGEMENT'S REPORT

To the Shareholders of
Triant Technologies Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles.

Management is responsible for the integrity of these financial statements. Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years. Based on careful judgements by management, such estimates have been properly reflected in the accompanying financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and generally accepted auditing standards in the United States of America in order to express their opinion on these consolidated financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

Robert Heath
Chairman and Chief Executive Officer
Nanaimo, Canada
February 8, 2002

Mark A. Stephens
Chief Financial Officer and Corporate Secretary
Nanaimo, Canada
February 8, 2002

AUDITORS' REPORT

To the Shareholders of
Triant Technologies Inc.

We have audited the consolidated balance sheets of Triant Technologies Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles consistently applied.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Vancouver, Canada
February 8, 2002

TRIANT TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

December 31
(Expressed in Canadian Dollars)

	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 14,736,970	$ 20,743,115
Short-term investments (Note 3)	2,160,225	-
Accounts receivable, net		
Trade (net of allowance for doubtful accounts: 2001 and 2000 – $Nil)	256,569	434,721
Other	51,970	7,111
Prepaid expenses and deposits	21,347	4,615
Total current assets	17,227,081	21,189,562
Capital assets (Note 3)	412,723	686,984
Total assets	$ 17,639,804	$ 21,876,546
Liabilities		
Current		
Accounts payable	$ 346,335	$ 217,935
Accrued liabilities (Note 3)	1,247,060	685,820
Deferred revenue	47,574	584,718
Total current liabilities	1,640,969	1,488,473
Commitments (Note 10)		
Shareholders' equity		
Capital stock (Note 6)		
Preferred shares		
Authorized: 100,000,000 without par value		
Issued and outstanding: 2001 and 2000 – Nil		
Common shares		
Authorized: 100,000,000 without par value		
Issued and outstanding: 2001 – 41,567,175; 2000 – 41,442,175	36,341,337	36,267,337
Deficit	(20,342,502)	(15,879,264)
Total shareholders' equity	15,998,835	20,388,073
Total liabilities and shareholders' equity	$ 17,639,804	$ 21,876,546

APPROVED BY THE BOARD OF DIRECTORS

Robert Heath, Director

David L. Baird, Director

See accompanying notes to the consolidated financial statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31
(Expressed in Canadian Dollars)

	2001	2000	1999
Revenue			
Licenses and products	$ 4,050,614	$ 2,011,464	$ 1,299,881
Services and maintenance	189,741	15,798	54,776
	4,240,335	2,027,262	1,354,657
Cost of revenue	1,519,254	726,496	463,536
Gross margin	2,721,101	1,300,766	891,121
Operating expenses			
Research and development	4,876,154	1,646,542	732,097
Selling, general and administrative	3,295,862	2,247,951	1,056,454
Restructuring (recovery) charge (Note 4)	-	-	(2,778)
	8,172,016	3,894,493	1,785,773
Loss from operations	(5,450,915)	(2,593,727)	(894,652)
Interest and other income	987,677	632,207	56,900
Interest on convertible debentures (Note 5 and 11)	-	(34,418)	(149,535)
Net loss for the year	$ (4,463,238)	$ (1,995,938)	$ (987,287)
Loss per common share	$ (0.11)	$ (0.06)	$ (0.05)
Weighted average number of common shares outstanding	41,524,504	31,589,469	20,276,771

See accompanying notes to the consolidated financial statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31
(Expressed in Canadian Dollars)

	Common Shares		Equity Component of Convertible	Share		
	Shares	Amount	Debentures	Subscriptions	Deficit	Total
Balance at January 1, 1999	16,677,670	$ 11,791,065	$ 400,000	$ 29,405	$ (12,896,039)	$ (675,569)
Issued for cash						
Private placements, net of issue costs	4,708,250	2,869,803			-	2,869,803
Share purchase warrants	75,000	33,000			-	33,000
Employee share ownership plan	544,405	158,155		(8,155)	-	150,000
Share Incentive Plan, options	25,000	13,750			-	13,750
Net loss for the year	-	-			(987,287)	(987,287)
Balance at December 31, 1999	22,030,325	14,865,773	400,000	21,250	(13,883,326)	1,403,697
Issued for cash						
Special warrants, net of issue costs	9,375,000	13,833,380			-	13,833,380
Share purchase warrants	8,028,350	5,351,995			-	5,351,995
Employee share ownership plan	85,000	21,250		(21,250)	-	-
Share Incentive Plan, options	1,313,500	794,650			-	794,650
Issued on conversion of convertible debentures (Note 5)	310,000	950,289	(400,000)		-	550,289
Issued on acquisition of technology	300,000	450,000			-	450,000
Net loss for the year	-	-			(1,995,938)	(1,995,938)
Balance at December 31, 2000	41,442,175	36,267,337	-	-	(15,879,264)	20,388,073
Issued for cash						
Share purchase warrants	15,000	13,500			--	13,500
Share Incentive Plan, options	110,000	60,500			-	60,500
Net loss for the year	-	-			(4,463,238)	(4,463,238)
Balance at December 31,2001	41,567,175	$ 36,341,337	$ -	$ -	$ (20,342,502)	$ 15,998,835

See accompanying notes to the consolidated financial statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(Expressed in Canadian Dollars)

	2001	2000	1999
Operating activities			
Net loss for the year	$ (4,463,238)	$ (1,995,938)	$ (987,287)
Items not affecting cash			
Accrued interest on short-term investments	(144,682)	-	-
Amortization	549,937	113,935	37,346
Accretion of liability component of convertible debentures	-	17,560	72,035
Changes in operating assets and liabilities (Note 7)	269,057	789,103	(232,724)
Net cash (used in) operating activities	(3,788,926)	(1,075,340)	(1,110,630)
Financing activities			
Special warrants issued for cash, net of issue costs	-	13,833,380	-
Common shares issued for cash, net of issue costs	74,000	6,148,524	2,921,842
Share subscriptions received	-	-	150,000
Net cash provided by financing activities	74,000	19,981,904	3,071,842
Investing activities			
Acquisition of short-term investments	(2,015,543)	-	-
Capital assets	(275,676)	(240,325)	(46,209)
Net cash (used in) investing activities	(2,291,219)	(240,325)	(46,209)
Net cash (outflow) inflow	(6,006,145)	18,666,239	1,915,003
Cash and cash equivalents, beginning of year	20,743,115	2,076,876	161,873
Cash and cash equivalents, end of year	$ 14,736,970	$ 20,743,115	$ 2,076,876
Cash and cash equivalents are comprised of:			
Cash	$ 4,021,917	$ 479,136	$ 605,981
Cash equivalents	10,715,053	20,263,979	1,470,895
	$ 14,736,970	$ 20,743,115	$ 2,076,876
Supplemental cash flow disclosure:			
Interest paid on convertible debentures	$ -	$ 46,796	$ 77,500
Supplemental non-cash flow disclosure:			
Common shares issued on conversion of debentures	$ -	$ 950,289	$ -
Common shares issued on conversion of special warrants	$ -	$ 13,833,380	$ -
Common shares issued for share subscriptions	$ -	$ 21,250	$ 158,155
Common shares issued on acquisition of technology	$ -	$ 450,000	$ -

See accompanying notes to the consolidated financial statements.

TRIANT TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

1 NATURE OF OPERATIONS

The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The Company provides innovative software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. The core technology of the Company is *UPM (Universal Process Modeling)*, a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, the Company has developed ModelWare®/RT, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. The Company also provides legacy products and services for other industries.

2 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP"), except as discussed in Note 12.

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated upon consolidation.

(b) Foreign exchange

The Company's functional currency is the Canadian dollar. The accounts of the Company and its subsidiaries are expressed in Canadian dollars. Monetary assets and liabilities denominated in other than the Canadian dollar are translated into Canadian dollars at the exchange rates in effect at the balance sheet dates. Other balance sheet items and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Translation gains and losses relating to monetary items are included in operations.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) *Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies. Actual results may differ from those estimates.

(d) *Cash and cash equivalents*

The Company invests certain of its excess cash in cash equivalents which are highly liquid money market instruments with an original maturity of 90 days or less.

(e) *Short-term investments*

The Company invests certain of its excess cash in short-term investments. Short-term investments consist of investment grade securities which are capable of prompt liquidation and are carried at the lower of cost plus accrued interest and quoted market value.

(f) *Research and development costs*

Research costs are expensed when incurred. Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at December 31, 2001 and 2000.

(g) *Capital assets and amortization*

Capital assets are recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Acquired technology	straight-line over a period of two to three years
Computer hardware and software	30% per annum declining balance basis
Furniture and equipment	20% per annum declining balance basis
Leasehold improvements	straight-line over the lesser of the lease term and useful life of the improvements

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) *Capital assets and amortization (continued)*

The Company periodically evaluates the recoverability of its capital assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. During the year ended December 31, 2001, the Company revised its estimate of the useful life of the acquired technology and amortized the remaining net book value. During the year ended December 31, 2001, no impairment of capital assets was identified by the Company.

(h) *Fair value of financial instruments*

The Company has financial instruments which include cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximates fair value at December 31, 2001 and 2000.

(i) *Concentration of credit risk and economic dependence*

The Company currently derives revenue primarily from customers in the semiconductor industry. These customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal. Revenue for the year ended December 31, 2001 includes $3,521,358 (83.1%) from sales to four customers (year ended December 31, 2000 – $1,667,402 (82.2%) from sales to four customers; and December 31, 1999 – $967,673 (71.4%) from sales to two customers).

(j) *Price risk*

The Company undertakes transactions denominated in foreign currencies (mainly in United States dollars and British pounds) and as such is exposed to price risk due to fluctuations in foreign exchange rates. During the years ended December 31, 2001 – 85.8% ($3,636,464); December 31, 2000 – 69.7% ($1,412,244); and December 31, 1999 – 99.8% ($1,351,535) of the Company's revenue was denominated in United States dollars. During the years ended December 31, 2001 – 14.2% ($603,121); 2000 – 30.2% ($611,986); and 1999 – Nil% ($Nil) of the Company's revenue was denominated in British pounds. At December 31, 2001 – 74.5% ($229,805); December 31, 2000 – 20.4% ($90,000) of total accounts receivable were denominated in United States dollars. At December 31, 2001 – 8.7% ($26,765); December 31, 2000 – 78.0% ($344,721) of accounts receivable were denominated in British pounds. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) *Revenue recognition*

The Company's revenue is derived from the following sources:

(i) *Licenses, products, and services*

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company's agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company's software products. Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware. For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort. The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.
In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) *Revenue recognition (continued)*

(ii) *Maintenance*

Revenue related to maintenance agreements for supporting and maintaining the Company's products is recognized ratably over the term of the agreement, generally one year.

(l) *Warranties*

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience.

(m) *Stock-based compensation*

The Company provides stock-based compensation to eligible persons under its 1997 Share Incentive Plan, as amended, which is described in Note 6. When options are granted under this plan, no compensation expense is recognized. Any consideration paid on exercise of options is credited to share capital. When bonus shares are issued under this plan, compensation expense is recognized at the fair market value of the bonus shares issued and an equivalent amount is credited to capital stock.

(n) *Income taxes*

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(o) *Loss per common share*

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is antidilutive. The Company had a net loss for all periods presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive.

(p) *Comparative figures*

Comparative figures have been reclassified, where applicable, to conform to the current year's presentation.

TRIANT TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

3 BALANCE SHEET DETAILS

(a) Short-term investments

	2001		2000	
	Book Value	Market Value	Book Value	Market Value
Commercial Paper	$ 2,063,100	$ 2,063,100	$ -	$ -
Other	97,125	102,375	-	-
	$ 2,160,225	$ 2,165,475	$ -	$ -

(b) Capital assets

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Acquired technology	$ 450,000	$ 450,000	$ -	$ 412,500
Computer hardware and software	578,163	202,641	375,522	236,436
Furniture and equipment	53,143	22,094	31,049	17,199
Leasehold improvements	106,337	100,185	6,152	20,849
	$ 1,187,643	$ 774,920	$ 412,723	$ 686,984

(c) Accrued liabilities

	2001	2000
Compensation payable	$ 626,504	$ 399,947
Warranties provision	200,000	50,000
Taxes payable	150,000	65,000
Other	270,556	170,873
	$1,247,060	$ 685,820

TRIANT TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

4 RESTRUCTURING

During the year ended December 31, 1998, the Company recorded charges of $239,205 related to the Company's decision to focus on core development activities, to eliminate certain direct sales and marketing activities and to close excess facilities.

Severance costs of $142,473 included all costs associated with the reduction of management, sales and marketing, and non-core product development staff. The write-off of capital assets of $75,230 and excess facilities cost of $21,502 included all costs associated with the closure of related facilities.

The Company completed its restructuring in 1998. During the year ended December 31, 1999, remaining costs of $54,847 were paid which resulted in a recovery of restructuring charges of $2,778, which has been reflected on the consolidated statements of operations.

5 LIABILITY AND EQUITY COMPONENTS OF CONVERTIBLE DEBENTURES

On August 12, 1997, the Company issued $775,000 principal amount of unsecured 10% convertible debentures due August 12, 2002, with interest payable semi-annually. Each $1,000 of debentures was convertible at the option of the holder into 400 common shares ($2.50 per share) until maturity on August 12, 2002. The Company had the right to require conversion of the debentures into common shares if the common shares of the Company had traded on the Canadian Venture Exchange during any period of 20 consecutive trading days at an average closing price of not less than $2.50. The Company also had the right to call for redemption of the debentures at any time upon giving 30 days written notice. Debenture holders could exercise their conversion right during such notice period. On issue, the liability component of the convertible debentures was recorded at $375,000 and the equity component was recorded at $400,000 being their respective fair values. Over the term of the convertible debentures, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense.

Effective March 21, 2000, these debentures were converted by the holders into 310,000 common shares with a carrying value of $950,289 comprised of debentures having a carrying value of $550,289 and the remaining portion of the equity component of $400,000.

(Expressed in Canadian Dollars)

6 CAPITAL STOCK

(a) *Private placements*

Private placements of securities of the Company, including the Company's Employee Share Ownership Plan [see Note 6 (c)], are based on market price as approved by the Toronto Stock Exchange.

(b) *Special warrants and special brokers' warrants*

On June 28, 2000, the Company issued by way of private placement, 9,375,000 Special Warrants at a price of $1.60 per Special Warrant for gross proceeds of $15,000,000 (before Special Warrant issue costs of $1,166,620, including underwriters' fees of $900,000). In addition, the Company issued 468,750 Special Brokers' Warrants to the underwriters as partial consideration for their services. On October 3, 2000, the Company obtained receipts from securities regulators in the provinces of British Columbia, Alberta, Ontario and Quebec for its final prospectus dated September 29, 2000 qualifying the distribution of 9,375,000 common shares upon the exercise of 9,375,000 the previously issued Special Warrants. Consequently, the Special Warrants were automatically exchanged for common shares on October 11, 2000. Also on October 3, 2000, as a result of the Company obtaining the receipts for its final prospectus, the 468,750 Special Brokers' Warrants were exchanged for 468,750 Compensation Warrants.
Each Compensation Warrant entitled the holder to acquire one common share at a price of $1.60 per share on December 28, 2001. These Compensation Warrants lapsed on December 28, 2001.

(c) *Employee share ownership plan*

The Company has an Employee Share Ownership Plan (the "ESOP") Registration Number 0048 under the Province of British Columbia Employee Investment Act. The Province of British Columbia, through its escrow agent, normally holds in escrow for a three-year period shares distributed under the ESOP which are eligible and claimed for a 20% investment tax credit under the Province of British Columbia Employee Investment Act. At December 31, 2001, a total of 60,405 common shares issued pursuant to the ESOP during the years ended December 31, 1999, 1998 and 1997 were held in escrow, of which, 18,405 shares were released as scheduled on January 29, 2002 and 42,000 shares were released as scheduled on February 1, 2002.

(Expressed in Canadian Dollars)

6 CAPITAL STOCK (Continued)

(d) Share purchase warrants

The following table summarizes the status of share purchase warrants at December 31, 2001, 2000 and 1999, and the changes during the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999	
Share Purchase Warrants	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Number of Shares	Weighted Average Exercise Prices
Outstanding, beginning of year	973,805	$1.43	8,917,155	$0.73	4,682,208	$0.71
Issued	-	-	85,000	$0.40	5,252,655	$0.64
Exercised	(15,000)	$0.90	(8,028,350)	$0.67	(75,000)	$0.44
Lapsed	(958,805)	$1.44	-	-	(942,708)	$0.60
Outstanding, end of year	-	-	973,805	$1.43	8,917,155	$0.73

(e) Stock based compensation

(i) 1997 Share incentive plan, as amended

The Company provides for equity participation in the Company by its directors, officers, employees and consultants through the grant of options to purchase common shares of the Company and through the grant of bonuses payable in common shares of the Company, pursuant to its 1997 Share Incentive Plan, as amended. This plan, as approved by the shareholders, authorizes the directors to grant options and bonus shares within the limitations of this plan and subject to the rules of applicable regulatory authorities. The exercise price of options granted under this plan is at not less than fair market value as approved by the Toronto Stock Exchange, and the price of bonus shares is at market.

On June 28, 2001, at the Company's annual general meeting, the shareholders approved an amendment to the 1997 Share Incentive Plan to increase the maximum aggregate number of common shares issuable pursuant to this plan by 2,917,000 common shares to 8,310,000 common shares of the Company. At December 31, 2001, the Company had available 2,725,750 shares for future grants of options and 460,000 shares for future awards of bonus shares.

December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

6 CAPITAL STOCK (Continued)

(e) Stock based compensation (continued)

(i) 1997 Share incentive plan, as amended (continued)

The following table summarizes the status of options at December 31, 2001 and 2000, and the changes during the years then ended:

	2001		2000		1999	
Options	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,690,500	$0.93	2,711,500	$0.66	1,934,000	$0.59
Granted	1,972,500	$1.00	745,000	$1.40	847,500	$0.82
Exercised	(110,000)	$0.55	(1,313,500)	$0.60	(25,000)	$0.55
Lapsed	(28,750)	$1.66	(452,500)	$1.03	(45,000)	$0.82
Outstanding, end of year	3,524,250	$0.98	1,690,500	$0.93	2,711,500	$0.66
Exercisable, end of year	1,901,750	$0.96	1,205,500	$0.94	2,091,500	$0.61

The following table summarizes information about options outstanding at December 31, 2001:

Weighted-average remaining years of contractual life	Number of options outstanding	Weighted-average exercise price	Number of options exercisable	Weighted-average exercise price
1.3 years	438,000	$0.55	438,000	$0.55
2.5 years	726,250	$0.82	551,250	$0.82
3.0 years	270,000	$1.37	237,500	$1.37
3.5 years	122,500	$2.15	122,500	$2.15
4.2 years	1,967,500	$1.00	552,500	$1.00
3.4 years	3,524,250	$0.98	1,901,750	$0.96

Subsequent to the year ended December 31, 2001, options were granted for 598,000 shares at an exercise price of $1.00 which expire on June 30, 2006 and options lapsed for 120,000 shares at an exercise price of $1.36.

(Expressed in Canadian Dollars)

6 CAPITAL STOCK (Continued)

(f) *Acquisition of technology*

Effective on October 6, 2000, the Company completed the acquisition of certain technology relating to applications of multivariate modeling in exchange for 300,000 common shares of the Company having a fair value of $450,000. Of these 300,000 shares, 75,000 shares were released from escrow on October 6, 2001 and 75,000 shares were released from escrow on January 6, 2002. The remaining 150,000 shares are being held in escrow and will be released in two stages of 75,000 shares on each of April 6, 2002 and July 6, 2002, respectively. The Company also agreed to pay additional compensation to the vendors of 5%, 3% and 2% of the revenue recognized from the related intellectual property in each of the first, second and third years, respectively, following the completion of this acquisition on October 6, 2000.

7 CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Accounts receivable			
Trade	$ 178,152	$ (322,381)	$ 1,654
Other	(44,859)	(3,670)	4,066
Prepaid expenses and deposits	(16,732)	(953)	70,021
Accounts payable	128,400	182,898	(181,237)
Accrued liabilities	561,240	377,812	(64,107)
Deferred revenue	(537,144)	555,397	(5,496)
Accrued restructuring charges	-	-	(57,625)
	$ 269,057	$ 789,103	$ (232,724)

(Expressed in Canadian Dollars)

8 SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing, and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Information related to geographical areas is as follows:

	2001	2000	1999
Revenue			
Asia	$ 2,135,694	$ 332,529	$ 495,063
United States	1,164,103	847,256	304,721
Europe	939,788	844,445	553,163
Canada	770	3,032	1,710
	$ 4,240,355	$ 2,027,262	$ 1,354,657

The Company attributes revenue among geographical areas based on the location of its customers. Long-lived assets consist of capital assets, substantially all of which are located in Canada.

9 INCOME TAXES

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rates to the net loss. The reasons for this difference and the related tax effects are as follows:

	2001	2000	1999
Canadian basic statutory tax rate	45%	45%	45%
Expected income tax (recovery)	$ (2,008,457)	$ (898,172)	$ (444,279)
Losses producing no current tax benefit	1,878,783	454,696	133,280
Losses expiring in period	-	290,194	268,715
Non-deductible expenses and other deductions	-	-	-
Research and development tax credits	-	-	(24,424)
Other	129,674	153,282	66,708
	$ -	$ -	$ -

TRIANT TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

9 INCOME TAXES (Continued)

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets and liabilities are as follows:

	2001	2000
Future income tax assets		
Tax loss carry forwards	$ 6,082,021	$ 4,707,900
Research and development expenses	1,632,724	1,983,600
Book and tax base differences on assets	887,192	667,463
Valuation allowance for future income tax assets	(8,601,937)	(7,358,963)
Net future income tax assets	$ -	$ -
Future income tax liabilities		
Book and tax base differences on assets	$ -	$ -
Net future income tax liabilities	$ -	$ -

Due to the uncertainty surrounding the realization of the future income tax assets in future income tax returns, the Company has a 100% valuation allowance against its future income tax assets.

At December 31, 2001, the Company has $14,270,000 of losses for tax purposes available at various dates until 2008, to be carried forward and applied against future income for tax purposes; $725,000 of investment tax credits available at various dates until December 31, 2009, to be carried forward and applied against future taxes payable; and $3,831,000 of unutilized scientific research and experimental development expenditures available to reduce future income for tax purposes. The potential future tax benefits relating to these items has not been reflected in these consolidated financial statements.

10 COMMITMENTS

The aggregate minimum future payments under operating leases and payments under contract software development services for the year ended December 31, 2002 is $751,000.

11 RELATED PARTY TRANSACTIONS

During the years ended December 31, 2000 and 1999, the Company paid interest to directors of $4,529 and $7,500, respectively, on convertible debentures with a face value of $75,000.

(Expressed in Canadian Dollars)

12 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

	2001	2000	1999
Net loss under Canadian GAAP	$ (4,463,238)	$ (1,995,938)	$ (987,287)
Accretion of interest on convertible debentures (a)	-	17,560	72,035
Consulting expense (b)	(21,062)	(17,991)	(10,475)
Net loss under U.S. GAAP	$ (4,484,300)	$ (1,996,369)	$ (925,727)
Basic and diluted loss per share under Canadian GAAP	$ (0.11)	$ (0.06)	$ (0.05)
Basic and diluted loss per share under U.S. GAAP	$ (0.11)	$ (0.06)	$ (0.05)
Weighted average number of common shares outstanding under Canadian and U.S. GAAP	41,524,504	31,589,469	20,276,771

Statements of cash flows

Under Canadian GAAP, the net loss as reported for the years ended December 31, 2000 and 1999 include interest expense of $17,560 and $72,035, respectively, that was accreted on the convertible debentures.

(a) Under Canadian GAAP, the convertible debentures issued during the year ended December 31, 1997 were segregated into their liability and equity components measured at their respective fair values at the date the convertible debentures were issued (see Note 5). Over the term of the convertible debentures until the conversion date of March 21, 2000, the liability component was accreted to the face value of the convertible debentures by the recording of additional interest expense. Under U.S. GAAP, in order to comply with the terms of EITF Topic No. D-60, the proceeds from the debt issuance were allocated between the debt and the purchase warrants based on the pro rata fair value of each instrument.

(Expressed in Canadian Dollars)

12 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the year ended December 31, 2001 of $21,062 (2000 – $17,991; 1999 – $10,475). Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

Under SFAS No. 123, options granted to employees are valued at the issuance dates using the Black-Scholes valuation model and the resultant compensation cost is recognized ratably over the vesting period. Had compensation cost for this item been determined based on the Black-Scholes value at the issuance dates as prescribed by SFAS No. 123, pro forma net loss and basic loss per share would have been as follows:

	2001	2000	1999
Net loss under U.S. GAAP			
As reported	$ (4,484,300)	$ (1,996,369)	$ (925,727)
Pro forma net loss under U.S. GAAP	(4,798,290)	(2,390,473)	(1,220,503)
Basic loss per common share under U.S. GAAP			
As reported	$ (0.11)	$ (0.06)	$ (0.05)
Pro forma basic loss per common share under U.S. GAAP	$ (0.12)	$ (0.08)	$ (0.06)

TRIANT TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

12 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) (continued)

The weighted average Black-Scholes option pricing model value of options granted under the 1997 Share Incentive Plan during the years ended December 31, 2001, 2000 and 1999 were $0.40, $0.80 and $0.17, per share respectively. The fair value for those options was estimated at the date of grant using the following weighted average assumptions:

	2001	2000	1999
Assumptions:			
Volatility factor of expected market price of the Company's shares	95%	95%	31%
Dividend yield	0%	0%	0%
Weighted average remaining years of contractual life options	3.4 years	3.2 years	3.1 years
Risk free interest rate	4.6%	6.2%	6.4%

(c) Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability. For all years presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d) Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary. Under U.S. GAAP, where an entity's functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity's financial statements into the reporting currency is reported separately as a component of equity. For all years presented, there is no material difference relating to the translation of the foreign subsidiary's financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income. Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments. For all years presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(Expressed in Canadian Dollars)

12 UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e) Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates. This differs from Canadian GAAP which uses substantially enacted tax rates. Since any change in the carrying value of the Company's future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company's financial position or results of operations.

(f) Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to-maturity. Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment. For all years presented, there is no effect on the Company's financial position or results of operations.

(g) *Recent accounting pronouncements*

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS No. 133 in the third quarter of the year ended December 31, 2000 in accordance with SFAS No. 137 which delayed the required implementation of SFAS No. 133 for one year. The adoption of this pronouncement has not had a material effect on the Company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS No. 141 will have a significant impact on its financial statements.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is currently assessing but has not yet determined the impact of SFAS No. 142 on its financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are required to be adopted by the Company at the beginning of fiscal 2002. The Company has not determined the impact, if any, the adoption of this statement will have on its financial position or results of operations.

CORPORATE DIRECTORY

Board of Directors

Robert Heath
Chairman and Chief Executive Officer

Paul O'Sullivan
President and Chief Operating Officer

David Baird (1) (2)

Robert Chamberlain (1) (2)

Brian Harrison

Frank Judge (2)

Brian Piccioni (1)

(1) Member of Audit Committee
(2) Member of Corporate Governance Committee

Officers

Robert Heath
Chairman and Chief Executive Officer

Paul O'Sullivan
President and Chief Operating Officer

Mark Stephens
Chief Financial Officer and Corporate Secretary

Francis St-Pierre
Vice President, Worldwide Sales & Marketing

Auditors

Deloitte & Touche LLP
Vancouver, Canada

Bankers

Bank of Montreal
Vancouver, Canada

Solicitors

Koffman Kalef
Vancouver, Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada
Vancouver, Canada

Registered and Records Office

19th Floor, 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H4

Investor Relations Counsel

Kehoe, White, Van Negris & Company, Inc.
New York, United States

Share Listings

Toronto Stock Exchange (TSE), Symbol: TNT
OTC Bulletin Board (OTCBB), Symbol: TNTTF

OTHER INFORMATION

All dollar amounts in this Annual Report are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

This Annual Report contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made, and the Company assumes no obligation to update forward-looking statements should circumstances in management's expectations or opinions change.

Trademarks

Triant and ModelWare are registered trademarks and ModelWare/RT, UPM and SF-1 are trademarks of Triant Technologies Inc.

Annual General Meeting of Shareholders

Date: June 20, 2002 at 3:00pm EDT

Location: TSE Conference Centre
Main Floor, The Exchange Tower
130 King Street West
Toronto, ON
M5X 1J2

Printed in Canada ©2002 Design: Primal Communications Ltd. P/604.839.7556



RIANT

riant Technologies Inc.

0 Townsite Road, 2nd Floor
anaimo, BC, Canada V9S 5T7

Free: 800.663.8611
250.754.4223
x: 250.754.2388

@triant.com
triant.com